Exhibit 19
INSIDER TRADING POLICY
RumbleOn, Inc. and its wholly owned subsidiaries (together, the “Company”) are subject to federal securities laws that impose certain obligations on the Company regarding the disclosure of material information to the public and certain prohibitions on trading the Company’s securities by any person in possession of undisclosed material information.
As a director or employee of the Company, you are likely to become aware from time to time of material non-public information about the Company. In view of the legal prohibitions on trading in securities while in possession of material non-public information concerning an issuer, and the significant interest of the Company in preventing even the appearance of trading impropriety, the Company has adopted these guidelines, applicable to all of the Company’s directors, employees, consultants, and contractors (collectively referred to herein as “directors and employees”).
1.Do Not Trade Company Securities when Aware of Material Non-Public Information.
No director or employee may purchase or sell securities of the Company (including the exercise of stock options or sale of restricted stock units (“RSU’s”) when he/she is aware of material non-public information about the Company.1 “Material” information means information relating to the Company, its business operations or securities that if made public would likely affect the market price of the Company’s securities, or would likely be considered important by a reasonable investor in determining whether to buy, sell or hold such securities. Examples of information ordinarily deemed “material” include:
•earnings information;
•Company strategic plans;
•potential significant mergers, acquisitions or divestitures;
•significant finance transactions;
•offerings of Company securities;
•significant changes in senior management or control of the Company;
•significant labor disputes or negotiations; and
•actual or threatened major litigation or governmental investigations.
The information becomes “public” once it has been broadly disseminated to and digested by the public (generally by means of a Company press release). Trading while aware of such information generally may commence two trading days after such information has been publicly disclosed.2
1 For purposes of this Policy, purchases and sales of securities by directors or employees include, without limitation, any purchase or sale (i) by, for or at the direction of such director or employee (including investment elections involving RumbleOn common stock in any retirement or investment plan, such as a 401(k) RumbleOn may sponsor or implement), (ii) entered into by any person or entity directly or indirectly controlled by such director or employee and (iii) by, for or at the direction of any member of such director’s or employee’s immediate family living in the same household as such director or employee.
2 Additionally, directors and employees may not trade in the securities of other companies as to which they have obtained material non-public information.

2.Trading by Directors, Executive Officers and certain other persons identified by the Company (collectively “Insiders”) in Company Securities Is Prohibited Except After Obtaining Pre-Clearance and During a Trading Window.
The Company has a “Trading Window” to assist Insiders in avoiding trades that may be deemed to be on the basis of material non-public information related to Company earnings information. Insiders may purchase or sell securities of the Company (i) only during the Company’s trading window3 and (ii) only after obtaining pre-clearance from the Company’s Chief Legal Officer. This trading prohibition applies to all purchases or sales of Company securities, including open-market purchases and sales of the Company’s common stock, as well as to transactions involving derivatives of the Company’s securities, including the sale of RSU’s and exercises of stock options.4 Please note, however, that it is the Insider’s sole responsibility to comply with all applicable securities laws. The Company does not undertake any obligation with respect to an Insider’s securities law compliance by virtue of pre-clearing any particular trade, and the Company urges each Insider to consult his or her legal counsel before engaging in transactions.
The purpose behind the Trading Window is to help establish a diligent effort to avoid any improper transaction. It should be noted that even during the Trading Window any person possessing material non-public information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two trading days. Although the Company may from time to time recommend during a Trading Window that directors, officers, selected employees and others suspend trading because of developments known to the Company and not yet disclosed to the public, each person is individually responsible at all times for compliance with the prohibitions against insider trading. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.
The quarterly trading window for the Company opens two (2) full trading days following the day of the Company’s widespread public release of quarterly or year-end earnings, and closes two (2) weeks prior to the end of the current quarterly period. For example, if our first-quarter 2024 earnings results are announced on May 10, 2024 (before the market opens), the trading window would open at the commencement of trading on May 14, 2024 (due to the intervening weekend) and will close on June 14, 2024 at the end of the trading day. If results are announced on May 8, 2024 (before the market opens), the trading window would open at the commencement of trading on May 10, 2024. The foregoing are provided as illustrations only and do not reflect a commitment to release earnings on those dates. Earnings results may be released prior to the deadline for filing the Company’s Form 10-K or Form 10-Q.
Pre-clearance for all trades must be obtained through the Company’s Chief Legal Counsel for any Insider transaction involving RumbleOn common stock (including option exercises or sale of vested RSUs).
3 The Company, in consultation with outside counsel as necessary, will consider exceptions to the trading window policy upon being presented with a trading plan that complies with the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.
4 The Company strongly discourages all directors and officers from engaging in short-term or speculative transactions involving securities of the Company, including purchasing put or call options and entering into other similar derivative transactions. Additionally, short sales by directors and executive officers are prohibited by law. Any proposal to enter into any such transaction should be discussed with the Chief Legal Counsel.

901 W. Walnut Hill Lane, Suite 110-A. Irving, TX 75038

3.Do Not Disclose Material Non-Public Information to Anyone Outside the Company for the Purpose of Trading.
In addition to the trading restriction set forth above, directors and employees may not disclose or “tip” material information concerning the Company to an outsider for the purpose of trading in Company securities. An outsider can include friends, business associates, a spouse or a family member. Both the tipper and the tippee can be held liable under the federal securities laws for violations of this kind.
4.Penalties for Violating Securities Laws or this Policy.
The Securities and Exchange Commission and the Department of Justice actively enforce insider trading laws. Federal law imposes heavy penalties on those who either buy or sell securities while in possession of material non-public information or pass the material non-public information along to others who use it to buy or sell securities.
Potential penalties include:
•civil penalties of up to three times the amount of profit gained or loss avoided as a result of the unlawful action;
•a criminal fine of up to $5 million (no matter how small the profit);
•a jail term of up to 20 years; and
•private suits for damages equal to the profit gained or loss avoided.
In addition, the Company and any supervisor of a Company associate who trades with or tips material non- public information may face “controlling person” liability in the form of civil penalties of up to the greater of $1 million or three times the amount of profit gained or loss avoided as a result of the unlawful action and criminal penalties of up to $2.5 million for the Company and up to $1 million for the individual supervisor(s).
Violations of this Policy by an employee or his or her family members may subject such person to disciplinary action by the Company, including termination for cause.
5.Do Not Answer Questions by Outsiders Regarding the Company’s Business.
From time to time, employees may be asked questions concerning various activities of the Company outside the scope of the employee’s regular duties. Such inquiries may come from the media, stock exchanges, analysts and others regarding the Company’s business, rumors, trading activity, current and future prospects and plans, acquisition or divestiture activities and other similar important information.
It is very important that all such communications on behalf of the Company be made through an appropriately designated officer. Failure to do so could result in violations of federal securities laws, including Regulation FD, which was enacted by the SEC to prohibit companies from disclosing material information to analysts and shareholders prior to public release of the information. Accordingly, all inquiries of this nature must be forwarded to the Chief Executive Officer, Chief Financial Officer, or Chief Legal Counsel.
6.Do Not Disclose Confidential Information Regarding the Company’s Business to Anyone Outside of the Company.

901 W. Walnut Hill Lane, Suite 110-A. Irving, TX 75038

As a director, employee, consultant or contractor of the Company, you may become aware of confidential information about the Company, including price lists, business models, and strategies. Pursuant to Company policy, or as set forth in any confidentiality agreement or Employee Handbook you acknowledged receiving upon joining the Company, you are not authorized to disclose such confidential information to anyone outside the Company.
Federal and state securities laws are technical in nature and can be difficult to navigate. Accordingly, please contact the Chief Financial Officer or Chief Legal Officer at any time you have questions about the law or this Policy or its application to a particular situation.

901 W. Walnut Hill Lane, Suite 110-A. Irving, TX 75038